CONSOLIDATED FINANCIAL STATEMENTS

Year ended  December 31, 2013 and nine months ended December 31, 2012

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Asanko Gold Inc.

We have audited the accompanying consolidated financial statements of Asanko Gold Inc., which comprise the consolidated statements of financial position as at December 31, 2013 and December 31, 2012, the consolidated statements of comprehensive loss, changes in equity and cash flows for the year ended December 31, 2013 and the nine months ended December 31, 2012, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Asanko Gold Inc. as at December 31, 2013 and December 31, 2012, and its consolidated financial performance and its consolidated cash flows for the year ended December 31, 2013 and the nine months ended December 31, 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Asanko Gold Inc.’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 1992, and our report dated March 7, 2014 expressed an unqualified opinion on the effectiveness of Asanko Gold Inc.’s internal control over financial reporting.

KPMG LLP [signed]

Chartered Accountants

March 7, 2014

Vancouver, Canada

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Asanko Gold Inc.

We have audited Asanko Gold Inc.’s  internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying report titled “Management’s Responsibility for Financial Reporting.” Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992)  issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the Company as of December 31, 2013 and December 31, 2012, and the related consolidated statements of comprehensive loss, changes in equity and cash flows for the year ended December 31, 2013 and the nine months ended December 31, 2012 and our report dated March 7, 2014 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP [signed]

Chartered Accountants

March 7, 2014

Vancouver, Canada

MANAGEMENT’S STATEMENT OF RESPONSIBILITY FOR FINANCIAL REPORTING

Management of Asanko Gold Inc. is responsible for the presentation and preparation of the accompanying consolidated financial statements of Asanko Gold Inc. and all related financial information contained in the Annual Report, including Management’s Discussion and Analysis.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.  They include certain amounts that are based on estimates and judgments of management.  Financial information presented elsewhere in the Annual Report is consistent with that contained in the consolidated financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting.  Under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, management has a process in place to evaluate internal control over financial reporting based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (1992).  We, as Chief Executive Officer and Chief Financial Officer, will certify our annual filings with the CSA and SEC as required in Canada by National Instrument 52-109 and in the United States as required by the Securities Exchange Act of 1934.

The Company’s Audit Committee is appointed by the Board of Directors annually and is comprised of three independent directors. The Audit Committee meets quarterly to review the Company’s consolidated financial statements and Management’s Discussion and Analysis, and on an annual basis, the independent auditors’ report.  The Audit Committee recommends to the Board of Directors the external auditors to be appointed by the shareholders at each annual meeting and reviews the independence and effectiveness of their work.  The independent auditors have unrestricted access to the Company, the Audit Committee, and the Board of Directors.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934 (the “Exchange Act”).

Under the supervision and with the participation of our Company's Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2013, based on the framework set forth in Internal Control Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2013.

KPMG LLP, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2013, as stated in their report which appears herein.

“Peter Breese”

“Greg McCunn”

Chief Executive Officer

Chief Financial Officer

March 7, 2014

March 7, 2014

ASANKO GOLD INC.

Consolidated Statements of Financial Position

Expressed in United States Dollars

	December 31, 2013	December 31, 2012
Assets

Current assets:
Cash and cash equivalents	$174,601,438	$204,611,912
Receivables	127,089	509,350
Prepaid expenses and deposits (note 14(b))	220,103	384,867
	174,948,630	205,506,129

Non-current assets:
Plant and equipment (note 6)	2,445,309	1,784,587
Mineral interests and development assets (note 7)	60,962,871	46,378,464
Deferred debt financing costs (note 8)	3,823,128	-
Investment in associate (note 9)	1,000	627,394
	67,232,308	48,790,445

Total assets	$242,180,938	$254,296,574

Liabilities

Current liabilities:
Accounts payable and accrued liabilities (notes 14 (b))	$3,948,619	$3,764,302
Foreign currency warrant liability (note 20(d) (i))	242,252	-
	4,190,871	3,764,302

Non-current liabilities:
Foreign currency warrant liability (note 20(d)(i))	-	12,494,674
Asset retirement provision (note 11)	9,385,102	11,089,081
	9,385,102	23,583,755

Total liabilities	13,575,973	27,348,057

Shareholders’ Equity

Share capital (note 12)	334,423,542	334,376,490
Equity reserves (note 13)	36,461,969	33,160,370
Accumulated deficit	(142,280,546)	(140,588,343)
Total shareholders’ equity	228,604,965	226,948,517

Total liabilities and shareholders’ equity	$242,180,938	$254,296,574

Subsequent events (note 5 and 23)

Commitments (note 15)

Contingencies (note 16)

Approved by the Board of Directors on March 7, 2014:
“Peter Breese”	“Marcel de Groot”
Director	Director

SEE ACCOMPANYING NOTES

ASANKO GOLD INC.

Consolidated Statements of Comprehensive Loss

Expressed in United States Dollars

	Year ended December 31, 2013	Nine months ended December 31, 2012

Administration expenses:
Consulting fees, wages and benefits (note 14)	$3,896,007	$2,334,306
Depreciation	117,746	83,054
Office, rent and administration	1,496,908	1,653,144
Professional fees	800,840	445,345
Regulatory fees, transfer agent and
shareholder information	408,042	230,613
Share-based payments (note 13(a))	1,801,866	4,280,592
Travel, promotion and investor relations	1,248,858	1,763,898
	9,770,267	10,790,952

Exploration and evaluation expenditures (note 10)	1,413,833	2,189,414

Other expenses (income):
Accretion expense (note 11)	271,518	123,858
Bank charges and interest	26,756	22,389
Business development (note 5)	1,245,497	423,082
Change in foreign currency warrant liability	(12,252,422)	997,033
Foreign exchange loss (gain)	1,559,992	(348,334)
Impairment loss on investment in associate (note 9)	626,394	-
Interest and other income	(1,020,299)	(652,192)
Write-off of property and equipment	50,667	-
	(9,491,897)	565,836

Loss and comprehensive
loss for the period	$1,692,203	$13,546,202

Loss (earnings) per share
Basic and diluted	$0.02	$0.17

Weighted average number of shares outstanding	85,043,653	77,477,114

SEE ACCOMPANYING NOTES

ASANKO GOLD INC.

Consolidated Statements of Changes in Equity

Year ended December 31, 2013 and nine months ended December 31, 2012

 Expressed in United States Dollars

	Number of shares	Share capital	Equity reserves	Accumulated deficit	Total equity

Balance as at March 31, 2012	75,545,838	$313,198,434	$27,227,563	$(127,042,141)	$213,383,856
Issuance of common shares for:
Exercise of share-based options	35,000	190,934	(58,304)	-	132,630
Mineral interest (note 7(a))	10,000	29,016	-	-	29,016
Non-brokered private placement	9,443,500	20,958,106	-	-	20,958,106
Share-based payments (note 13(a))	-	-	5,991,111	-	5,991,111
Loss and comprehensive loss for the period	-	-	-	(13,546,202)	(13,546,202)
Balance as at December 31, 2012	85,034,338	334,376,490	33,160,370	(140,588,343)	226,948,517
Issuance of common shares for:
Mineral interest (note 7(a))	20,000	47,052	-	-	47,052
Share-based payments (note 13(a))	-	-	3,301,599	-	3,301,599
Loss and comprehensive loss for the period	-	-	-	(1,692,203)	(1,692,203)
Balance as at December 31, 2013	85,054,338	$334,423,542	$36,461,969	$(142,280,546)	$228,604,965

SEE ACCOMPANYING NOTES

ASANKO GOLD INC.

Consolidated Statements of Cash Flows

Expressed in United States Dollars

	Year ended December 31, 2013	Nine months ended December 31, 2012

Cash provided by (used in):

Operating activities:
Loss for the period	$(1,692,203)	$(13,546,202)
Items not involving cash:
Accretion expense	271,518	123,858
Change in foreign currency warrant liability	(12,252,422)	997,033
Depreciation	149,696	272,822
Impairment of investment in associate	626,394	-
Interest income	(1,020,299)	(644,833)
Share-based payments	1,801,866	4,280,592
Share-based payments included in
exploration and evaluation expenditures	32,637	309,251
Unrealized foreign exchange loss (gain)	1,886,399	(63,738)
Write-off of property and equipment	50,667	-
Changes in non-cash working capital:
Accounts payable and accrued liabilities	212,225	(1,232,066)
Prepaid expenses and deposits	180,667	263,299
Receivables	138,283	88,744
	(9,614,572)	(9,151,240)

Investing activities:
Purchase of plant and equipment	(1,293,031)	(122,262)
Proceeds from disposal of plant and equipment	55,327	7,371
Development costs	(14,767,168)	(16,185,414)
Acquisition of mineral interests (note 7(a))	(150,000)	(506,868)
Interest received	1,273,157	292,816
	(14,881,715)	(16,514,357)

Financing activities:
Shares issued for cash, net of share
issuance costs	-	32,588,377
Deferred debt financing costs	(3,823,128)	-
	(3,823,128)	32,588,377

Impact of foreign exchange on cash and cash
equivalents	(1,691,059)	81,026

Increase (decrease) in cash and cash equivalents for the period	(30,010,474)	7,003,806

Cash and cash equivalents, beginning of period	204,611,912	197,608,106

Cash and cash equivalents, end of period	$174,601,438	$204,611,912

Supplemental cash flow information (note 18)

SEE ACCOMPANYING NOTES

ASANKO GOLD INC.

Notes to Consolidated Financial Statements

Year ended December 31, 2013 and nine months ended December 31, 2012

Expressed in United States Dollars

1.

Nature of operations

Asanko Gold Inc. (“Asanko” or the “Company”), changed its name from Keegan Resources Inc. on March 1, 2013. The Company was incorporated on September 23, 1999 under the laws of British Columbia, Canada.  The Company is in the exploration and development stage and is focused on advancing its principal project, the Esaase Gold Project to commercial production. In addition to its principal project, the Company holds a portfolio of other Ghanaian gold concessions in various stages of exploration.

On February 6, 2014, the Company completed the acquisition of 100% of the issued and outstanding shares of PMI Gold Inc. (“PMI”). PMI is a resource exploration and development company which, through its subsidiaries, holds exploration and mining leases on the Ashanti and Asankrangwa Gold Belts of Ghana, Africa. PMI’s principal project is a gold development project known as the Obotan Gold Project. PMI also holds other exploration projects in Ghana. (Note 5).

The head office, principal address and registered and records office of the Company are located at 1199 West Hastings Street, Suite 700, Vancouver, British Columbia, V6E 3T5, Canada.

Management has estimated that the Company will have adequate funds from existing working capital to meet corporate, development, administrative and property obligations for the coming year, including the completion of a definitive feasibility study for the Esaase Gold Project. The Company will require additional financing from time to time, and while the Company has been successful in the past, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be available on acceptable terms.

2.

Basis of presentation

(a)

Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

These consolidated financial statements were authorized for issue and approved by the Board of Directors on March 7, 2014.

(b)

Basis of presentation and consolidation

The financial statements have been prepared on the historical cost basis, with the exception of the foreign currency warrant liability (note 20 (d)(i)) and asset retirement provisions (note 11), which are measured at fair value.

All amounts are expressed in US dollars, unless otherwise stated. References to C$ are to Canadian dollars.

The consolidated financial statements include the accounts of the Company and the following subsidiaries:

Subsidiary name	Jurisdiction	Ownership
Keegan Resources (Ghana) Limited Ghana (“Asanko Ghana”)	Ghana	90%
Asanko Resources South Africa (PTY) Ltd.	South Africa	100%
Asanko International (Barbados) Inc.	Barbados	100%
Asanko Gold (Barbados) Inc.	Barbados	100%

ASANKO GOLD INC.

Notes to Consolidated Financial Statements

Year ended December 31, 2013 and nine months ended December 31, 2012

Expressed in United States Dollars

2.

Basis of presentation (continued)

(b)

Basis of presentation and consolidation (continued)

All significant intercompany amounts and transactions have been eliminated on consolidation.

Certain of the prior period’s comparative figures have been reclassified to conform to the presentation adopted in the current year.

3.

Significant accounting policies

(a)

Foreign currency translation

The Company’s reporting currency and the functional currency of all of its operations is the U.S. dollar.

Transactions in foreign currencies are initially recorded at the functional currency rate of exchange at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency rate of exchange at the date of the statement of financial position. Foreign exchange gains (losses) are recorded in net earnings (loss) for the period.

Non‐monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non‐monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

(b)

Business combinations

Acquisitions of subsidiaries and businesses are accounted for using the purchase method. The cost of the business combination is measured as the aggregate of the fair values (at the date of exchange) of assets given, liabilities incurred or assumed, and equity instruments issued by the Company in exchange for control of the acquiree. The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 are recognized at their fair values at the acquisition date, except for non-current assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, which are recognized and measured at fair value less costs to sell.

Goodwill arising on acquisition is recognized as an asset and initially measured at cost, being the excess of the cost of the business combination over the Company’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized. If, after reassessment, the Company’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognized immediately in net earnings (loss).

ASANKO GOLD INC.

Notes to Consolidated Financial Statements

Year ended December 31, 2013 and nine months ended December 31, 2012

Expressed in United States Dollars

3.

Significant accounting policies (continued)

(c)

Non-controlling interest

Non-controlling interests are recorded at their proportionate share of the fair value of identifiable net assets acquired on initial recognition. Subsequent to the acquisition date, adjustments are made to the carrying amount of the non-controlling interests for the non-controlling interests’ share of changes to the subsidiary’s equity. In the event a non-controlling interest is represented by a non-participating entity, then the non-controlling interest is not recognized until the entity has the right to receive its share of the subsidiary’s net assets.

Changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are recorded as equity transactions. The carrying amount of non-controlling interests is adjusted to reflect the change in the non-controlling interests’ relative interest in the subsidiary and the difference to the carrying amount of the non-controlling interests and the Company’s share of proceeds received and/or consideration paid is recognized in equity and attributed to the shareholders of the Company.

(d)

Financial instruments

i.

Financial assets

The Company’s financial assets are comprised of cash and cash equivalents and receivables. All financial assets are initially recorded at fair value plus directly attributable transaction costs and designated upon inception into one of four categories: held-to-maturity, available-for-sale, loans and receivables or fair value through profit or loss.

Subsequent to initial recognition, the financial assets are measured in accordance with the following:

•

Financial assets classified as fair value through profit or loss are measured at fair value. All gains and losses resulting from changes in their fair value are included in net earnings (loss) in the period in which they arise.

•

Held-to-maturity investments, and loans and receivables, are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and transaction costs are amortized into net earnings (loss), using the effective interest method less any impairment. Cash and cash equivalents and receivables are classified as loans and receivables.

•

Available-for-sale financial assets are measured at fair value, with unrealized gains and losses recorded in other comprehensive income until the asset is realized, at which time they will be recorded in net earnings (loss). Other than temporary impairments on available-for-sale financial assets are recorded in net earnings (loss).

•

Derivatives embedded in other financial instruments or non-financial contracts (the “host instrument”) are treated as separate derivatives with fair value changes recognized in the net earnings (loss) when their economic characteristics and risks are not clearly and closely related to those of the host instrument, and the combined instrument or contract is not held for trading. There were no embedded derivatives identified in a review of the Company’s contracts. Free-standing derivatives that meet the definition of an asset or liability are measured at their fair value and reported in the Company’s financial statements.

ASANKO GOLD INC.

Notes to Consolidated Financial Statements

Year ended December 31, 2013 and nine months ended December 31, 2012

Expressed in United States Dollars

3.

Significant accounting policies (continued)

(d)

Financial instruments (continued)

ii.

Financial liabilities

The Company’s financial liabilities are comprised of accounts payable and accrued liabilities and foreign currency warrant liability. All financial liabilities are initially recorded at fair value and designated upon inception as fair value through profit or loss or other financial liabilities.

Subsequent to initial recognition, the financial liabilities are measured in accordance with the following:

•

Financial liabilities classified as other financial liabilities are initially recognized at fair value less transaction costs. After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period. The Company’s accounts payable and accrued liabilities are classified as other financial liabilities.

•

Financial liabilities classified as fair value through profit or loss  include financial liabilities held for trading and financial liabilities designated upon initial recognition as fair value through profit or loss. Fair value changes on financial liabilities classified as fair value through profit or loss  are recognized in net earnings (loss). At December 31, 2013, the Company classified share purchase warrants with an exercise price in Canadian dollars as  financial liabilities at fair value through profit or loss. As these warrants are exercised, the fair value of the recorded warrant liability on date of exercise is included in share capital along with the proceeds from the exercise. If these warrants expire, the related decrease in warrant liability is recognized in net earnings (loss).

(e)

Cash and cash equivalents

Cash and cash equivalents consist of cash and short-term investments with original maturity dates of less than ninety days or that are fully redeemable without penalty or loss of interest.

ASANKO GOLD INC.

Notes to Consolidated Financial Statements

Year ended December 31, 2013 and nine months ended December 31, 2012

Expressed in United States Dollars

3.

Significant accounting policies (continued)

(f)

Exploration and evaluation expenditures

Exploration and evaluation expenditures include the costs of acquiring licenses, permitting and maintaining exploration concessions in good standing, exploration drilling and related costs incurred on sites prior to the establishment of an economical resource. Exploration costs include value added taxes incurred in foreign jurisdictions when recoverability of these taxes is uncertain.

All exploration and evaluation expenditures, except for acquisition costs and costs arising from the recognition of an asset retirement obligation, are expensed until properties are determined to contain economically recoverable mineral reserves. Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, costs related to that area of interest are reclassified from exploration and evaluation assets to mineral interests and development assets and tested for impairment. Costs incurred prior to the legal right to explore has been attained are expensed.

Acquisition of exploration assets

The fair value at acquisition date of a mineral interest acquired either through a business combination or asset acquisition are capitalized.

Asset retirement obligations

Amounts arising from the recognition of an asset retirement obligation are capitalized.

(g)

Mineral interests, plant and equipment

Mineral interests, plant and equipment is carried at cost less accumulated amortization. The cost of an item of mineral interests, plant or equipment consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Assets under construction are depreciated when they are substantially complete and available for their intended use, over their estimated useful lives.

ASANKO GOLD INC.

Notes to Consolidated Financial Statements

Year ended December 31, 2013 and nine months ended December 31, 2012

Expressed in United States Dollars

3.

Significant accounting policies (continued)

(g)

Mineral interests, plant and equipment (continued)

Depreciation

Depreciation is determined at rates that will reduce original cost to estimated residual value over the useful life of each asset. The annual rates used to compute depreciation are as follows:

Asset	Basis	Rate
Buildings	straight-line	25 years
Computers and equipment	declining balance	30%
Leasehold improvements	straight-line	shorter of term of lease and estimated useful life
Motor vehicles	straight-line	5 years
Machinery and equipment	straight-line	5 – 25 years
Mineral interests	units of production	n/a

Mineral interests

Mineral interests consist of costs associated with the acquisition and development of economical mineral resources within a specific area of interest. The determination of whether mineral resources are economically recoverable is indicated through the following criteria:

•

the existence of technical data that gives reasonable assurance that the mineralized resource is economically extractable;

•

the establishment of a life-of-mine model that provides a basis for concluding there is a significant likelihood of being able to recoup the incremental costs of extraction and production over the life of the project;

•

the existence of key operating and environmental permits or the existence of programs that layout a timeline and feasibility of attaining such authorizations;

•

management’s intent to develop the property through to commercial production; and,

•

existence of sufficient financial resources or evidence that they are clearly attainable to develop the project.

On the commencement of commercial production, depletion of each mineral interest will be provided on a unit-of-production basis using estimated reserves as the depletion base.

Derecognition

Upon disposal or abandonment, the carrying amounts of mining properties and plant and equipment are derecognized and any associated gains or losses are recognized in net earnings (loss).

ASANKO GOLD INC.

Notes to Consolidated Financial Statements

Year ended December 31, 2013 and nine months ended December 31, 2012

Expressed in United States Dollars

3.

Significant accounting policies (continued)

(h)

Impairment of non-financial assets

At each date of the statement of financial position, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash‐generating unit to which the assets belong.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre‐tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset (or a cash‐generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or the cash‐generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in net earnings (loss).

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the net carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash‐generating unit) in prior years.

(i)

Asset retirement provisions

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration, development or ongoing production of a mineral property interest. The Company records the estimated present value of future cash flows associated with site reclamation as a liability when the liability is incurred and increases the carrying value of the related assets for that amount. The obligations recognized are statutory, contractual or legal obligations. The liability is accreted over time for changes in the fair value of the liability through charges to accretion, which is included in the statement of net earnings (loss). Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value.

The increase in the carrying value of related assets are charged against net earnings (loss) over the economic life of the related asset, through amortization using either the unit-of-production or the straight line method. The related liability is also adjusted at each period end for changes to the current market-based discount rate and amount or timing of the underlying cash flows needed to settle the obligation.

ASANKO GOLD INC.

Notes to Consolidated Financial Statements

Year ended December 31, 2013 and nine months ended December 31, 2012

Expressed in United States Dollars

3.

 Significant accounting policies (continued)

(j)

Comprehensive loss

Comprehensive loss consists of net loss and other comprehensive income (loss) (“OCI”). OCI represents changes in shareholders’ equity during a period arising from transactions and other events with non-owner sources. For all periods covered by these consolidated financial statements comprehensive loss and net loss are the same.

(k)

Loss per share

Basic loss per share is calculated by dividing net loss available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted loss per share is calculated by dividing net loss available to common shareholders by the weighted average number of diluted common shares outstanding during the year. Diluted common shares reflect the potential dilutive effect of exercising the share options and warrants based on the treasury stock method. As the Company has incurred a loss for all periods present in the financial statements, diluted loss per share is equal to basic loss per share.

(l)

Share-based compensation

The Company has a share-based compensation plan as described in note 13(a). The Company records all share-based compensation paid to employees and consultants using the fair value method.

Compensation expense attributable to share based awards is measured at the fair value at the date of grant using the Black-Scholes option pricing model. Each tranche of a share option grant is valued individually and then amortized on a straight-line basis over the vesting period of each tranche within the grant. The fair value, under the Black-Scholes model, takes into account a number of variables, including the exercise price of the award, the expected dividend rate, the expected life of the options, volatility, forfeiture rate and the risk free interest rate.

(m) Income taxes

Income tax on the profit or loss for the periods presented comprises current and deferred income tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current income tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred income tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

ASANKO GOLD INC.

Notes to Consolidated Financial Statements

Year ended December 31, 2013 and nine months ended December 31, 2012

Expressed in United States Dollars

3.

Significant accounting policies (continued)

(m) Income taxes (continued)

The amount of deferred income tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the statement of financial position date.

A deferred income tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a future income tax asset will be recovered, it does not recognize the asset.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its tax assets and liabilities on a net basis.

(n)

Investments in associates

The Company conducted a portion of its business through equity interests in associates. An associate is an entity over which the Company has significant influence, and is neither a subsidiary nor a joint venture. The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policies.

The Company accounts for its investments in associates using the equity method. Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company’s share of earnings and losses of the associate, after any adjustments necessary to give effect to uniform accounting policies, and for impairment losses after the initial recognition date. The Company’s share of an associate’s losses that are in excess of its investment in the associate are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. The Company’s share of earnings and losses of associates are recognized in net earnings during the period. Distributions received from an associate are accounted for as a reduction in the carrying amount of the Company’s investment. The Company’s investments in associates are included in non-current assets on the consolidated statements of financial position. Intercompany transactions between the Company and its associates are recognized only to the extent of unrelated investors’ interests in the associates. Intercompany balances between the Company and its associates are not eliminated.

ASANKO GOLD INC.

Notes to Consolidated Financial Statements

Year ended December 31, 2013 and nine months ended December 31, 2012

Expressed in United States Dollars

3.

Significant accounting policies (continued)

(o)

Use of estimates

The Company makes estimates and assumptions concerning the future that will, by definition, seldom equal actual results. Significant areas requiring the use of management estimates relate to the determination of the recoverability of mineral interests and capitalized development costs, the determination of asset retirement provisions, and the assumptions about the variables used in the calculation of share-based payments and foreign currency warrant liability.

•

Economic recoverability and probability of future economic benefits of mineral interest and capitalized development costs

Management has determined that the mineral interest and development costs that have been capitalized are economically recoverable. Management uses several criteria to assess economic recoverability and probability of future economic benefit including geological information, life of mine models, scoping and pre-feasibility studies, and existing permits and permitting programs.

•

Determination of asset retirement provisions

Management estimates the cost of site reclamation and then the present value of future cash flows using estimated discount rates and inflation rates.

•

Assumptions about the variables used in the calculation of share-based payments and foreign currency warrant liability

Management determines the fair value of share-based payments and foreign currency warrant liability using the Black-Scholes Option Pricing Model. Option pricing models require the input of highly subjective assumptions including the expected price volatility and the period in which the option will be exercised or the expected life of the options. The estimates concerning volatility are made with reference to historical volatility, which is not necessarily an accurate indicator of future volatility. Changes in the  subjective input assumptions can materially affect the fair value estimate.

Management believes the estimates used in these consolidated financial statements are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows.

4.

Application of new and revised standards

(a)

IFRS 10, Consolidated Financial Statements (“IFRS 10”)

IFRS 10 replaces the consolidation requirements in IAS 27, Consolidated and Separate Financial Statements, and Standing Interpretations Committee (“SIC”) Interpretation 12, Consolidation - Special Purpose Entities. IFRS 10 introduces a single consolidation model for all entities based on control, irrespective of the nature of the investee, and was adopted commencing January 1, 2013. The adoption of IFRS 10 did not have an impact on these consolidated financial statements.

ASANKO GOLD INC.

Notes to Consolidated Financial Statements

Year ended December 31, 2013 and nine months ended December 31, 2012

Expressed in United States Dollars

4.

Application of new and revised standards (continued)

(b)

IFRS 11, Joint Arrangements (“IFRS 11”)

In May 2011, the IASB issued guidance establishing principles for financial reporting by parties to a joint arrangement. IFRS 11 replaces IAS 31, Interests in Joint Ventures. Under IFRS 11, joint arrangements are classified as joint operations or joint ventures based on the rights and obligations of the parties to the joint arrangements. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (“joint operators”) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (“joint venturers”) have rights to the net assets of the arrangement. IFRS 11 requires that a joint operator recognize its portion of assets, liabilities, revenues and expenses of a joint arrangement, while a joint venturer recognizes its investment in a joint arrangement using the equity method. The adoption of this standard, commencing January 1, 2013, did not have an impact on these consolidated financial statements.

(c)

IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”)

IFRS 12 requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. The disclosure requirements are applicable to all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. The adoption of this standard, commencing January 1, 2013, did not result in additional disclosures in the consolidated financial statements.

(d)

IFRS 13, Fair Value Measurement (“IFRS 13”)

In May 2011, the IASB issued guidance establishing a single source for fair value measurement. IFRS 13 defines fair value, provides guidance on how to determine fair value and requires disclosures about fair value measurements. However, IFRS 13 does not change the requirements regarding which items should be measured or disclosed at fair value. Rather, the measurement and disclosure requirements of IFRS 13 apply when another standard requires or permits the item to be measured at fair value, with limited exceptions. The adoption of IFRS 13, commencing January 1, 2013,  did not result in any additional disclosure in the Company’s consolidated financial statements.

(e)

IAS 27, Separate Financial Statements (“IAS 27”)

IAS 27 was amended as a consequence of the issuance of IFRS 10, 11 and 12. IAS 27 sets the standards for investments in subsidiaries, jointly controlled entities, and associates when an entity elects, or is required, to present separate non-consolidated financial statements. The adoption of this new standard, commencing January 1, 2013, did not have an impact on these consolidated financial statements.

(f)

IAS 28, Investments in Associates and Joint Ventures (“IAS 28”)

IAS 28 was amended as a consequence of the issuance of IFRS 10, 11 and 12. IAS 28 provides additional guidance for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. This standard will be applied by the Company when there is joint control or significant influence over an investee. The adoption of this new standard, commencing January 1, 2013, did not have an impact on these consolidated financial statements.

ASANKO GOLD INC.

Notes to Consolidated Financial Statements

Year ended December 31, 2013 and nine months ended December 31, 2012

Expressed in United States Dollars

4.

Application of new and revised standards (continued)

(g)

IFRIC 19, Extinguishing financial liabilities with equity instruments (“IFRIC 19”)

IFRIC 19 addresses the accounting by the entity that issues equity instruments in order to settle, in full or in part, a financial liability. The adoption of IFRIC 19, commencing January 1, 2013, did not have an impact on these consolidated financial statements.

(h)

IFRIC 20, Stripping costs in a production phase of a surface mine (“IFRIC 20”)

This Interpretation clarifies that surface mining companies will capitalize production stripping costs that benefit future periods if certain criteria are met. The adoption of IFRIC 20, commencing January 1, 2013, did not have an impact on these consolidated financial statements.

5.

Acquisition of PMI

On December 5, 2012, the Company and PMI entered into an all-share merger of equals arrangement agreement (the “Arrangement”).

On February 18, 2013 Asanko and PMI announced that they had terminated the Arrangement.   PMI and Asanko agreed that no termination fee would be payable as a result of the mutual termination of the Arrangement and the parties released each other from all obligations in respect of the Arrangement. During the year ended December 31, 2013, the Company expensed $719,442 in transaction costs related to the proposed PMI merger.

On December 17, 2013, the Company and PMI entered into a definitive agreement whereby Asanko agreed to acquire all of the common shares on PMI (“Plan of Arrangement”). On February 6, 2014, Asanko completed the acquisition of PMI pursuant to the terms of the Plan of Arrangement. Under the terms of the Plan of Arrangement, former PMI shareholders received 0.21 of an Asanko common share for each PMI share held. The Company issued 87,149,914 of its common shares to acquire 100% of the issued and outstanding shares of PMI.

ASANKO GOLD INC.

Notes to Consolidated Financial Statements

Year ended December 31, 2013 and nine months ended December 31, 2012

Expressed in United States Dollars

5.

Acquisition of PMI (continued)

A preliminary allocation of the purchase price at February 6, 2014, subject to final adjustments, is as follows:

Preliminary purchase price:

87,149,914 common shares of Asanko at C$2.12 per share	$166,743,930
3,237,491 replacement options	1,952,780
126,000 replacement warrants	17,140
117,158 common shares of Asanko reserved for issuance in lieu of PMI shares upon vesting of outstanding performance rights of PMI	224,830
Total consideration	$168,938,680

Net assets acquired: Cash	$83,453,664
Receivable	135,760
Prepaid expenses	232,468
Property and equipment	732,542
Mineral interest and deferred development costs	91,541,933
Accounts payable and accrued liabilities	(5,924,897)
Asset retirement provision	(1,232,790)
Net assets acquired	$168,938,680

The fair value of the Company’s common shares, replacement options, replacement warrants and equity settled performance rights issued for the acquisition of PMI was determined using the closing market price of the Company’s shares at February 5, 2014 and a foreign exchange rate of 1 CAD = 0.9025 USD at the same date, which were the final closing variables before the transaction completion.  The fair value of the replacement options and replacement warrants was calculated using the Black-Scholes option pricing model using the following weighted average assumptions:

	Replacement warrants	Replacement options
Risk free interest rate	1.01%	1.21%
Expected dividend yield	0%	0%
Share price volatility	64.5%	77.41%
Share price at the date of valuation (PMI closing share price at Feb 5, 2014)	C$0.40	C$0.40
Expected life	1.64 year	2.80 years

The fair value of the equity settled performance rights  of $224,830 was calculated as the incremental amount between the fair value of the performance rights at their grant dates and their fair value at February 5, 2014 using the closing market price of the PMI shares at that date and assuming that all of the performance rights will vest.

ASANKO GOLD INC.

Notes to Consolidated Financial Statements

Year ended December 31, 2013 and nine months ended December 31, 2012

Expressed in United States Dollars

5.

Acquisition of PMI (continued)

The Company will commence consolidating PMI’s financial position and results of operations effective February 6, 2014. Had PMI been consolidated from January 1, 2013, the consolidated statements of comprehensive loss would include additional interest and other income of $1,389,578 and additional net loss of $16,840,144.

The estimated total transactions costs related to the acquisition of PMI are approximately $4.5 million, of which $0.25 million has been included in the consolidated statements of comprehensive loss of the Company for the year ended December 31, 2013.

The information disclosed in this note is preliminary and may change upon the final calculation of the purchase price.

6.    Property, plant and equipment

	Administration	Esaase development project			Totals
	Office and equipment	Buildings	Equipment	Motor vehicles
Cost
As at March 31, 2012	$ 570,386	$ 747,838	$ 301,271	$ 1,234,934	$ 2,854,429
Additions	22,483	10,153	89,626	-	122,262
Dispositions	-	-	-	(24,569)	(24,569)
As at December 31, 2012	592,869	757,991	390,897	1,210,365	2,952,122
Additions	62,780	1,145,745	84,506	-	1,293,031
Dispositions	(127,412)	-	-	(146,543)	(273,955)
As at December 31, 2013	$ 528,237	$ 1,903,736	$ 475,403	$ 1,063,822	$ 3,971,198
Accumulated depreciation
As at March 31, 2012	$ (260,918)	$ (549)	$ (110,413)	$ (497,830)	$ (869,710)
Depreciation	(83,054)	(97,982)	(61,391)	(72,596)	(315,023)
Dispositions	-	-	-	17,198	17,198
As at December 31, 2012	(343,972)	(98,531)	(171,804)	(553,228)	(1,167,535)
Depreciation	(117,766)	(76,187)	(100,321)	(232,041)	(526,315)
Dispositions	76,745	-	-	91,216	167,961
As at December 31, 2013	$ (384,993)	$ (174,718)	$ (272,125)	$ (694,053)	$ (1,525,889)
Net book value
As at December 31, 2012	$ 248,897	$ 659,460	$ 219,093	$ 657,137	$ 1,784,587
As at December 31, 2013	$ 143,244	$ 1,729,018	$ 203,278	$ 369,769	$ 2,445,309

ASANKO GOLD INC.

Notes to Consolidated Financial Statements

Year ended December 31, 2013 and nine months ended December 31, 2012

Expressed in United States Dollars

7.

Mineral interests and development assets

(a)

Essase Gold Project

Asanko Ghana owns a 100% interest in the Esaase Gold Project in the southwest part of the Republic of Ghana (“Ghana”), West Africa. The Ghanaian government owns a 10% free carried interest in Asanko Ghana and the Esaase Gold property is subject to a 5% royalty payable to the Ghanaian government and a 0.5% royalty payable to the Bonte Liquidation Committee. Asanko Ghana was granted the full Esaase Mining Lease by the Ghanaian Minerals Commission and Minister of Mines, Lands and Forestry with no further obligation to any party aside from the royalties and government commitments.

Asanko Ghana owns a 100% interest in the Jeni River Concession mining lease and exploration rights. The Jeni River Concession lies directly to the southwest and contiguous to the Esaase Gold property. The Jeni River Concession is subject to a 5% royalty payable to the Ghanaian government and a 0.5% royalty payable to the Bonte Liquidation Committee.

Asanko Ghana owns a 100% interest in the Asuowin Concession situated contiguous to and directly south of the Esaase Gold property and a 100% interest in the Dawohodo prospecting concession a mineral concession adjacent to the Esaase Gold property.

On July 15, 2010, Asanko Ghana entered into an option agreement with Sky Gold Mines Limited (“SGM”) whereby it was granted the exclusive option by SGM to acquire a 100% interest in a four-part concession adjacent to the Esaase Gold property. Pursuant to the agreement, Asanko Ghana was required to make staged payments totaling $400,000, and cause a total of 50,000 shares of Asanko Gold Inc. be issued to SGM in stages. During the year ended December 31, 2013, Asanko Ghana fulfilled the requirement of the option agreement  by paying the final $150,000 and issuing final 20,000 shares, and thereby acquired a 100% interest in the SGM concession. The SGM concession is subject to a 2% net smelter returns royalty (“NSR”) payable to SGM.

During November 2012, Asanko Ghana completed the acquisition of 10.3 sq. km of the Small Scale Mining Reserve (“SSMR”) located immediately on strike to the southwest of the Esaase main zone in exchange for  a 12.5 sq. km portion of its Jeni River Concession mining lease. The SSMR area acquired by the Company was previously reserved by the Government of Ghana exclusively for small scale mining activity and is now part of the Jeni River Concession mining lease.

Free carried interest to the Ghanaian government

Pursuant to the provisions of the Ghanaian Minerals and Mining Act of 2006, as at March 31, 2011, the Ghanaian government acquired, for zero proceeds, a 10% free carried interest in the rights and obligations of the mineral operations of the Esaase Gold property and other properties owned by Asanko Ghana through an interest in Asanko Ghana.

Asanko Ghana reserved 10% of its common shares for issuance to the Ghanaian government, and one government representative was appointed to the Board of Directors of Asanko Ghana. The Ghanaian government is entitled to 10% of declared dividends from the net profit of Asanko Ghana at the end of a financial year. As the free carried interest does not result in an obligation on behalf of the Ghanaian government to contribute to the capital of Asanko Ghana nor share in the entity’s losses, a non-controlling interest is not recognized while Asanko Ghana is in a net liability position.

ASANKO GOLD INC.

Notes to Consolidated Financial Statements

Year ended December 31, 2013 and nine months ended December 31, 2012

Expressed in United States Dollars

7.

Mineral interests and development assets (continued)

 (b)

Asumura Gold project

Asanko Ghana owns a 100% interest in the Asumura Reconnaissance Concession (“Asumura property”) located in Ghana. The Asumura Gold property is subject to a 3.5% NSR royalty payable to GTE Ventures Limited. (“GTE”), 50% of which may be purchased for $2,000,000 from GTE and the remaining 50% may be purchased for an additional $4,000,000. If the property is converted to a Mining License, in accordance with Ghanaian law, it will become subject to a 5% gross revenue royalty and a 10% free carried interest to the Ghanaian government.

(c)

Development assets

		Accumulated	Net book
December 31, 2013	Cost	depreciation	value

Acquisition costs, Asumura	$ 170,043	$ -	$ 170,043

Acquisition costs, Esaase	4,695,444	-	4,695,444
Development costs, Esaase	47,385,166	-	47,385,166
Asset retirement obligation, Esaase	8,712,218	-	8,712,218
Esaase development project	60,792,828	-	60,792,828
	$ 60,962,871	$ -	$ 60,962,871

		Accumulated	Net book
December 31, 2012	Cost	depreciation	value

Acquisition costs, Asumura	$ 170,043	$ -	$ 170,043

Acquisition costs, Esaase	4,498,392	-	4,498,392
Development costs, Esaase	31,022,314	-	31,022,314
Asset retirement obligation, Esaase	10,687,715	-	10,687,715
Esaase development project	46,208,421	-	46,208,421

	$ 46,378,464	$ -	$ 46,378,464

Based on positive results of a pre-feasibility study for the Esaase Gold Project, the Company began capitalizing costs associated with the development of the project effective October 1, 2011.

ASANKO GOLD INC.

Notes to Consolidated Financial Statements

Year ended December 31, 2013 and nine months ended December 31, 2012

Expressed in United States Dollars

7.

Mineral interests and development assets (continued)

(c)

Development assets (continued)

Continuity of  mineral interests

	Year ended December 31, 2013	Nine months ended December 31, 2012

Opening balance	$ 46,378,464	$ 25,822,734

Additions:
Acquisition costs, Esaase	197,052	535,884
Development costs, Esaase	16,362,852	17,792,257
Asset retirement obligation (note 11)	(1,975,497)	2,227,589
	14,584,407	20,555,730

Closing balance	$ 60,962,871	$ 46,378,464

	Year ended December 31, 2013	Nine months ended December 31, 2012

Esaase:
Camp operations	$ 2,844,814	$ 2,017,952
Development support costs and settlement fees	672,373	8,305,494
Feasibility studies and engineering	7,831,083	3,215,037
Permitting	395,388	-
Share-based payments	1,467,096	1,401,268
Sustainability, community affairs and environment	3,052,929	2,755,749
VAT receivable allowance	99,169	96,757
Total development costs for the period	$ 16,362,852	$ 17,792,257

8.

Deferred debt financing costs

During the year ended December 31, 2013, the Company incurred $3,823,128 in legal, arrangement and other fees related to a Definitive Senior Facilities Agreement (“DSFA”) that the Company entered into in October 2013 with a special purpose vehicle of RK Mine Finance Trust I ("Red Kite"). As the DFSA is drawn down, these costs will be reclassified to non-current liabilities and amortized over the life of the DSFA using the effective interest rate method.

The DSFA provides for two term loan facilities: a $130 million term loan facility (the "Project Facility") and a $20 million cost overrun facility (the "Overrun Facility"). The Overrun Facility is provided as an option available to the Company, should it be required. The DSFA is fully secured by the assets of the Company's current subsidiaries and guaranteed by the Company until the Esaase Gold Project completion, in line with the completion criteria as set out in the DSFA.

ASANKO GOLD INC.

Notes to Consolidated Financial Statements

Year ended December 31, 2013 and nine months ended December 31, 2012

Expressed in United States Dollars

8.

Deferred debt financing costs (continued)

Details of the individual facilities include the following:

Project Facility Details ($130 million):

• Interest rate of LIBOR + 6% with a one percent minimum LIBOR rate;
• 1.5% arrangement fee payable upon execution and a 1.5% fee payable on drawdowns;

•

First repayment date is expected to be April 1, 2016 and each of the three subsequent quarterly loan repayment dates shall be 4% of the total Project Facility. The following ten quarterly loan repayments shall each be 8% of the total Project Facility with the exception of payments seven and eight (October 2018 and January 2019 respectively) each being 10% of the total Project Facility;

• Three and a half year quarterly repayment schedule or early repayment at any time without penalty; and

•

Conditions precedent to drawdown principally are completion of the Definitive Feasibility Study ("DFS") with material outcomes substantially the same as the May 2013 Pre-Feasibility Study ("PFS") and receipt of the Environmental Permit for  Esaase Gold Project.

Overrun Facility Details ($20 million):

• Interest rate of LIBOR +10% with a one percentage minimum LIBOR rate;
• 1.5% arrangement fee payable upon execution and a 3% fee payable on drawdowns;
• Three year quarterly repayment schedule and early repayment at any time without penalty; and

•

Conditions precedent to drawdown are confirmation that the Company has sufficient funds with the Overrun Facility to complete the Esaase Gold Project, that the Project Facility is fully drawn and that 4,000,000 Asanko share warrants have been issued to Red Kite. The warrants would be priced at a 25% premium to the 20 day volume weighted average price of Asanko at that time and have a 2.5 year term to expiry.

In addition to the DSFA, the Company have entered into an Offtake Agreement under which the Company has agreed to sell the gold from Esaase for the life of the mine to Red Kite at spot price during a nine day quotational period following shipment.

9.

Investment in associate

During the year ended December 31, 2013, the Company reviewed its equity investment in Universal Mineral Services Inc. (“UMS”) for impairment and concluded that the carrying amount exceeded its recoverable amount and therefore recorded an impairment charge of $626,394.

ASANKO GOLD INC.

Notes to Consolidated Financial Statements

Year ended December 31, 2013 and nine months ended December 31, 2012

Expressed in United States Dollars

10.

Exploration and evaluation expenditures

Exploration and evaluation expenditures are comprised of expenditures incurred on mineral interests in areas where the technical  feasibility and economic recoverability has not yet been established.

Summary of  exploration and evaluation expenditures

	Year ended December 31, 2013	Nine months ended December 31, 2012

Esaase:
Camp operations	$ 242,892	$ 437,774
Exploration drilling	-	529,152
Exploration support costs	1,126,477	844,550
Share-based payments VAT receivable allowance	32,637 11,483	309,251 65,699
	1,413,489	2,186,426

Asumura:	344	2,988
Total exploration and evaluation expenditures	$ 1,413,833	$ 2,189,414

11.

Asset retirement provision

The asset retirement provision relates to current and historical disturbance caused to the mineral concessions within the area of interest of the Esaase Gold project. Management has determined that these areas will be included as part of the project’s life-of-mine rehabilitation program. The present value of this obligation has been recorded as a non-current provision.

During the year ended December 31, 2013, the Company decreased the asset retirement provision by $2.0 million due to an increase in the discount rate from 2.16% at December 31, 2012 to 3.38% at December 31, 2013.

Esaase development project	Year ended December 31, 2013	Nine months ended December 31, 2012

Opening balance	$ 11,089,081	$ 8,737,634
Additions (reductions)	(1,975,497)	2,227,589
Accretion	271,518	123,858
Closing balance	$ 9,385,102	$ 11,089,081

ASANKO GOLD INC.

Notes to Consolidated Financial Statements

Year ended December 31, 2013 and nine months ended December 31, 2012

Expressed in United States Dollars

12.

Share capital

(a)

Authorized

Unlimited common shares without par value; and

Unlimited preferred shares without par value

(b)

Issued and outstanding common shares

	Number of Shares	Amount
Balance, March 31, 2012	75,545,838	$313,198,434

Issued for cash:
Pursuant to a non-brokered private placement
at C$3.44	9,443,500	32,592,843
share issuance costs, cash	-	(137,096)
fair value of foreign currency warrants	-	(11,497,641)

Pursuant to the exercise of options
at C$3.74	35,000	132,630

Issued pursuant to the SGM agreement (note 7(a))	10,000	29,016

Transferred from equity reserves on the exercise of options	-	58,304

Balance, December 31, 2012	85,034,338	334,376,490

Issued pursuant to the SGM agreement (note 7(a))	20,000	47,052

Balance, December 31, 2013	85,054,338	$334,423,542

Year ended December 31, 2013

The Company issued 20,000 shares to SGM pursuant to an agreement on a concession adjacent to the Esaase concession (note 7(a)). The fair value of the shares was estimated to be $47,052 or $2.35 (C$ 2.45) per share which was the closing market price of the Company’s shares at July 15, 2013 when the shares were issued.

Nine months ended December 31, 2012

On November 5, 2012, the Company completed a non-brokered private placement for gross proceeds of  $32,592,843 by issuing 9,443,500 units of the Company at a price of C$3.44 per unit. Each unit consisted of one common share of the Company as well as one warrant to purchase a common share in the Company for a period of two years at a price of C$4.00 per share. The Company incurred $137,096 in legal and regulatory fees related to this private placement.

ASANKO GOLD INC.

Notes to Consolidated Financial Statements

Year ended December 31, 2013 and nine months ended December 31, 2012

Expressed in United States Dollars

12.

Share capital (continued)

(b)

Issued and outstanding common shares (continued)

As the exercise price of the warrants is in a currency other than the Company’s functional currency, the Company allotted  $11,497,641 of the proceeds to foreign currency warrant liability, which represents the estimated fair value of the 9,443,500 foreign currency based warrants issued in the non-brokered private placement. The fair value of the warrants has been estimated using the Black-Scholes option pricing model with the following assumptions as at the date  of issuance:

November 5, 2012

Risk free interest rate	1.08%
Expected dividend yield Share price volatility Share price on the date of valuation 1.23% 2.22% Expected life of warrants	0% 59.80% $3.81 2 years

The Company issued 10,000 shares to SGM pursuant to an agreement on a concession adjacent to the Essase concession (note 7(a)). The fair value of the shares was estimated to be $29,016 or $2.90 (C$2.91) per share respectively which were the closing market prices of the Company’s shares at the dates when the shares became issuable.

 During year ended December 31, 2012, an aggregate of 35,000 common shares were issued for gross proceeds of $132,630 on exercise of share-based options. In addition, a transfer of $58,304 from equity reserves to share capital was recorded on the exercise of these share-based options.

13.

Equity reserves

(a)

Share-based options

The Company maintains a rolling share-based option plan providing for the issuance of share-based options for up to 10% of the Company’s issued and outstanding common shares. The Company may grant options from time to time to its directors, officers, employees and other service providers. The options vest 25% on the date of the grant and 12 ½ % every three months thereafter for a total vesting period of 18 months.

ASANKO GOLD INC.

Notes to Consolidated Financial Statements

Year ended December 31, 2013 and nine months ended December 31, 2012

Expressed in United States Dollars

13.

Equity reserves (continued)

(a)

Share-based options (continued)

Share-based options movement	Number of Options	Weighted average exercise price
Balance, March 31, 2012	4,947,500	C$5.41
Granted	4,187,500	C$3.77
Exercised	(35,000)	C$3.74
Forfeited	(941,250)	C$6.53
Balance, December 31, 2012	8,158,750	C$4.45
Granted	921,000	C$2.66
Cancelled/Forfeited	(2,436,250)	C$5.15
Expired	(345,000)	C$4.20
Balance, December 31, 2013	6,298,500	C$3.93

During the year ended December 31, 2013, the Company granted 921,000 share-based options to employees, officers and directors of the Company, of which 365,000 were granted on May 21, 2013 at an exercise price of $2.42, and 556,000 were granted on August 14, 2013 at an exercise price $2.81. Both grants have an expiry date of five years from the grant date.

The following table summarizes the share-based options outstanding and exercisable at December 31, 2013:

	Number outstanding at		Number exercisable at
Exercise price	December 31, 2013	Expiry date	December 31, 2013

C$1.12	12,500	15-Jan-14	12,500
C$3.31	50,000	2-Jun-14	50,000
C$3.10	75,000	2-Jul-14	75,000
C$3.10	75,000	17-Jul-14	75,000
C$4.01	75,000	6-Oct-14	75,000
C$6.19	525,000	26-May-15	525,000
C$8.00	50,000	17-Mar-16	50,000
C$4.59	802,500	16-Feb-17	802,500
C$3.74	1,727,500	7-Jun-17	1,727,500
C$3.75	1,150,000	16-Oct-17	862,500
C$3.90	835,000	7-Nov-17	626,250
C$2.42	365,000	21-May-18	182,500
C$2.81	556,000	14-Aug-18	208,500
	6,298,500		5,272,250
Weighted average contractual life remaining at December 31, 2013	3.37		3.21

ASANKO GOLD INC.

Notes to Consolidated Financial Statements

Year ended December 31, 2013 and nine months ended December 31, 2012

Expressed in United States Dollars

13.

Equity reserves (continued)

(a)

Share-based options (continued)

During the year ended December 31, 2013, under the Black-Scholes option pricing model, $1,834,503 (nine months ended December 31, 2012 - $4,589,843) in share-based payments were recorded in the statement of comprehensive loss, which includes $32,637 included in exploration and evaluation expenses (nine months ended December 31, 2012 –$309,251). In addition, during the year ended December 31, 2013,  share-based payments of $1,467,096 were included in mineral interests and development costs (nine months ended December 31, 2012 –  $1,401,268).

The fair value of the share-based options granted during the year ended December 31, 2013 and nine months ended December 31, 2012, used to calculate compensation expense, has been estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year ended December 31, 2013	Nine months ended December 31, 2012

Risk free interest rate	1.53%	1.25%
Expected dividend yield	-	-
Share price volatility	56.93%	66.28%
Forfeiture rate	3.01%	1.03%
Expected life of options	3.51 years	3.51 years

 (b)

Warrants

The continuity of share purchase warrants for the year ended December 31, 2013 is as follows:

Exercise price	Expiry date	December 31, 2012	Issued	Exercised	Expired	December 31, 2013

C$ 7.50	February 17, 2013	284,050	-	-	(284,050)	-
C$ 4.00	November 5, 2014	9,443,500	-	-	-	9,443,500

		9,727,550	-	-	(284,050)	9,443,500

The 9,443,500 warrants issued pursuant to a non-brokered private placement on November 5, 2012 have an acceleration clause attached that gives the Company the right to accelerate the warrants’ exercise period to 30 days, should the share price trade at a price of greater than C$6.00 per share for a period of twenty consecutive trading days.

The continuity of share purchase warrants for the nine months ended December 31, 2012 is as follows:

Exercise price	Expiry date	March 31, 2012	Issued	Exercised	Expired	December 31, 2012

C$ 7.50	February 17, 2013	284,050	-	-	-	284,050
C$ 4.00	November 5, 2014	-	9,443,500	-	-	9,443,500

		284,050	9,443,500	-	-	9,727,500

ASANKO GOLD INC.

Notes to Consolidated Financial Statements

Year ended December 31, 2013 and nine months ended December 31, 2012

Expressed in United States Dollars

14.

Related party balances and transactions

All transactions with related parties have occurred in the normal course of operations and are measured at their fair value as determined by management. All amounts are unsecured, non-interest bearing and have no specific terms of settlement.

(a)

Key management compensation

Transactions with key management personnel were as follows:

	Year ended December 31, 2013	Nine months ended December 31, 2012

Salaries and benefits	$ 2,456,478	$ 1,673,761
Termination payments	542,398	270,243
Share-based payments	1,565,778	3,031,469
	$ 4,565,654	$ 4,975,473

Key management personnel consist of directors and officers of the Company.

(b)

Other related parties balances and transactions

Related party transactions (recoveries):

	Year ended December 31, 2013	Nine months ended December 31, 2012

UMS (i)	$ 1,460,276	$ 1,858,360
Rock-on Exploration Ltd. (ii)	-	35,000
	$ 1,460,276	$ 1,893,360

Related party balances receivable (payable):

	December 31, 2013	December 31, 2012

Universal Mineral Services Ltd. (i)	$ (13,079)	$ (237,900)
Universal Mineral Services Ltd. (i)	8,156	-
Universal Mineral Services Ltd. – prepaid deposit (i)	23,505	138,201
	$ 18,582	$ (99,699)

ASANKO GOLD INC.

Notes to Consolidated Financial Statements

Year ended December 31, 2013 and nine months ended December 31, 2012

Expressed in United States Dollars

14.

Related party balances and transactions (continued)

(b)

Other related parties balances and transactions (continued)

(i)

UMS

UMS was a wholly owned subsidiary of the Company until March 30, 2012, at which time the Company disposed of a net 75% interest in UMS and relinquished control. UMS is now a private company with certain key management personnel and directors in common with the Company, and pursuant to an agreement dated March 30, 2012, provided geological, corporate development, administrative and management services to the Company on a cost recovery basis. Effective July 1, 2013, the Company notified UMS that it would no longer require any personnel services but will continue to share the cost of UMS’s office tenancy costs and IT services where required.

(ii)

Rock-on Exploration Ltd. (“Rock-on”)

Rock-on is a private company controlled by a former director of the Company. Pursuant to this geological consulting agreement, the Company paid $10,000 per month plus benefits until March 31, 2012, and after that $5,000 per month plus benefits until October 30, 2012 when the director resigned.

15.

Commitments

As at December 31, 2013 and December 31, 2012, the Company did not have any significant contractual commitments except as disclosed in note 7.

16.

Contingencies

(a)

Ghanaian mining taxes

Changes to the Ghanaian tax system were announced and substantively enacted during the year ended March 31, 2012. Corporate tax rates rose from 25% to 35% and capital deductions were reduced from an 80% deduction in year one to a straight-line depreciation of 20% per year over 5 years. A 10% windfall profit tax has been proposed but to date has not been enacted. The windfall profit tax was proposed to be calculated based on taxable income less taxes paid, capital expenditures incurred, additions to inventory and various other deductions and additions. The Company now believes it is unlikely that a windfall profit tax will be implemented in the near future.

(b)

Financial guarantee

The Company continues to provide a financial guarantee for the UMS office lease until May 2015 (note 14 (b)).

(c)

Legal claims

There were no significant legal claims against the Company as at December 31, 2013.

ASANKO GOLD INC.

Notes to Consolidated Financial Statements

Year ended December 31, 2013 and nine months ended December 31, 2012

Expressed in United States Dollars

17.

Segmented information

Geographic Information

The Company operates in one reportable operating segment, being the exploration and development of resource properties.

Geographic allocation of non-current assets

December 31, 2013	Canada	Ghana	Total

Plant and equipment	$ 84,564	$ 2,360,745	$ 2,445,309
Deferred debt financing costs	-	3,823,128	3,823,128
Mineral interest and development costs	-	60,962,871	60,962,871
Investment in associate	1,000	-	1,000
	$ 85,564	$ 67,146,744	$ 67,232,308

December 31, 2012	Canada	Ghana	Total

Plant and equipment	$ 148,019	$ 1,636,568	$ 1,784,587
Mineral interests and development costs	-	46,378,464	46,378,464
Investment in associate	627,394	-	627,394
	$ 775,413	$ 48,015,032	$ 48,790,445

Geographic allocation of loss (income)

	Canada	Ghana	Total

Year ended December 31, 2013	$ (1,052,872)	$ 2,745,075	$ 1,692,203
Nine months ended December 31, 2012	$ 10,589,382	$ 2,956,820	$ 13,546,202

ASANKO GOLD INC.

Notes to Consolidated Financial Statements

Year ended December 31, 2013 and nine months ended December 31, 2012

Expressed in United States Dollars

18.

Supplemental cash flow information

	Year ended December 31, 2013	Nine months ended December 31, 2012

Change in asset retirement provision included in mineral interest	$ (1,975,497)	$ 2,227,589
Change in accounts payable related to mineral interests and development costs	(248,030)	163,372
Depreciation included in exploration and evaluation costs	31,950	189,768
Depreciation included in mineral interest and development costs	376,620	42,201
Fair value of shares included in mineral interest	47,052	29,016
Fair value of foreign currency warrants included in share capital	-	(11,497,641)
Reclassification of equity reserves on exercise of share-based options	-	(58,304)
Share-based compensation included in mineral interests and development cost	1,467,096	1,401,268

19.

Loss per share

Basic loss per share amounts are calculated by dividing the net loss for the year by the weighted average number of ordinary shares outstanding during the year.

	Year ended December 31, 2013	Nine months ended December 31, 2012

Loss attributable to ordinary shareholders	$ 1,692,203	$ 13,546,202
Weighted average number of common shares	85,043,653	77,477,114
Basic and diluted loss per share	$ 0.02	$ 0.17

Weighted average number of common shares:

	Year ended December 31, 2013	Nine months ended December 31, 2012

Issued common shares, beginning of period	85,034,338	75,545,838
Effect of shares issued in private placement	-	1,923,040
Effect of shares issued on exercise of share-based options	-	2,673
Effect of shares issued for mineral interests (note 7(a))	9,315	5,563
Weighted average number of common shares (basic and diluted), end of period	85,043,653	77,477,114

Basic and diluted loss per share amounts are the same as there are no instruments that have a dilutive effect on earnings.

ASANKO GOLD INC.

Notes to Consolidated Financial Statements

Year ended December 31, 2013 and nine months ended December 31, 2012

Expressed in United States Dollars

20.

 Financial instruments

As at December 31, 2013 the Company’s financial instruments consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities, and share purchase warrants denominated in a currency different from the Company’s functional currency.

The following table summarizes the designation and fair value hierarchy under which the Company’s financial instruments are valued:

Level 1 – fair values based on unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – fair values based on inputs that are observable for the asset or liability, either directly or indirectly; and

Level 3 – fair values based on inputs for the asset or liability that are not based on observable market data.

The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

			December 31, 2013
	Category	Carrying value	Amount	Fair value hierarchy
Financial assets
Cash and cash equivalents	Loans and receivables	Amortized cost	$ 174,601,438	N/A
Receivables, excluding sales taxes refundable	Loans and receivables	Amortized cost	99,429	N/A
			$ 174,700,867

Financial liabilities
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost	$ 3,948,619	N/A
Foreign currency warrant liability	Fair-value-through profit and loss	Fair value	242,252	Level 2
			$ 4,190,871

			December 31, 2012
	Category	Carrying value	Amount	Fair value hierarchy
Financial assets
Cash and cash equivalents	Loans and receivables	Amortized cost	$ 204,611,912	N/A
Receivables, excluding sales taxes refundable	Loans and receivables	Amortized cost	349,288	N/A
			$ 204,961,200

Financial liabilities
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost	$ 3,764,302	N/A
Foreign currency warrant liability	Fair-value-through profit and loss	Fair value	12,494,674	Level 2
			$ 16,258,976

ASANKO GOLD INC.

Notes to Consolidated Financial Statements

Year ended December 31, 2013 and nine months ended December 31, 2012

Expressed in United States Dollars

20.

 Financial instruments (continued)

The risk exposure arising from these financial instruments is summarized as follows:

(a)

Credit risk

Credit risk is the risk of an unexpected loss if a customer or a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on the cash and cash equivalent balances held at banks in each of Canada and Ghana. The majority of the Company’s cash is held in Canadian based banking institutions, authorized under the Bank Act (Canada) to accept deposits. As at December 31, 2013, the receivables excluding refundable sales tax consist of interest receivable of $99,429 (December 31, 2012 - $349,288).

 (b)

Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due. As at December 31, 2013 the Company had a cash and cash equivalents balance of $174,601,438 (December 31, 2012 – $204,611,912) to settle accounts payable and accrued liabilities of $3,948,619 (December 31, 2012 - $3,764,302) that are considered short term and expected to be settled within 30 days. Foreign currency warrant liability is settled in Company’s equity.

(c)

Market risk

(i)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company’s cash and cash equivalents attract interest at floating rates and have maturities of 90 days or less  or maturity over ninety days but redeemable on demand without penalty. The interest is typical of Canadian banking rates, which are at present low, however the conservative investment strategy mitigates the risk of deterioration to the investment. A sensitivity analysis suggests that a change of 10 basis points in the interest rates would result in a corresponding increase or decrease in loss for the year ended December 31, 2013 of approximately $174,601 (nine months ended December 31, 2012 - $205,000).

(ii)

Foreign currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company has operations in Canada, Ghana and South Africa and holds cash in Canadian, United States, Ghanaian Cedi and South African rand (“ZAR”) currencies in line with forecasted expenditures.

A significant change in the currency exchange rates between the US dollar relative to Canadian dollar (“CAD”), Ghanaian Cedi, South African rand, and the Australian dollar (“AUD”) could have an effect on the Company’s results of operations, financial position or cash flows. At December 31, 2013 and 2012, the Company had no hedging agreements in place with respect to foreign exchange rates.

ASANKO GOLD INC.

Notes to Consolidated Financial Statements

Year ended December 31, 2013 and nine months ended December 31, 2012

Expressed in United States Dollars

20.

 Financial instruments (continued)

(ii)

Foreign currency risk (continued)

The Company is exposed to currency risk through the following financial assets and liabilities denominated in foreign currencies, expressed below in US dollar equivalents:

		December 31, 2013			December 31, 2012
	CAD	Ghana Cedis	ZAR	AUD	CAD	Ghana Cedis	AUD
Cash and cash equivalents	$ 21,946,208	$ 284,554	$ 133,491	$ -	$ 32,497,005	$ 77,540	$ -
Accounts payable	(1,118,535)	(28,919)	(744,659)	(48,245)	(1,308,118)	(59,436)	(87,348)
Net exposure	$ 20,827,673	$ 255,635	$ (611,168)	$ (48,245)	$ 31,188,887	$ 18,104	$ (87,348)

A 1% appreciation or a 1% depreciation of the above mentioned currencies compared with the US dollar would result in a corresponding increase or decrease in net assets of approximately $204,239 as at December 31, 2013 ( December 31, 2012 - $311,196).

(iii)

Other price risk

Other price risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from currency risk or interest rate risk. As at December 31, 2013 and 2012, the Company was not exposed to other price risk.

(d)

Fair values

(i)

Foreign currency warrant liability

The foreign currency share purchase warrants issued in the non-brokered private placement of November 5, 2012 have not been listed on an exchange and therefore do not trade on an active market. The fair value at December 31, 2013 and 2012 of the foreign currency warrant liability associated with the issuance of these warrants is categorized within level 2 of the fair value hierarchy and was estimated using the Black-Scholes option pricing model with the following assumptions:

	December 31, 2013	December 31, 2012
Risk free interest rate	1.10%	1.14%
Expected dividend yield	0%	0%
Share price volatility	56%	63%
Share price at the date of valuation	C$1.71	C$3.95
Expected life of warrants	0.85 year	1.85 year

 (ii)

Other

The carrying values of cash and cash equivalents, receivables and accounts payable and accrued liabilities approximate their respective fair values due to the short-term nature of these instruments.

ASANKO GOLD INC.

Notes to Consolidated Financial Statements

Year ended December 31, 2013 and nine months ended December 31, 2012

Expressed in United States Dollars

20.

 Financial instruments (continued)

(e)

Items of income, expense, gains or losses arising from financial instruments

	Year ended December 31, 2013	Nine months ended December 31, 2012

Interest income from loans and receivable	$ 1,020,299	$ 652,192
Foreign exchange gain (loss)	(1,559,992)	348,334

21.

Capital management

The Company considers items included in shareholders’ equity to be capital.

	December 31, 2013	December 31, 2012

Shareholders’ equity	$ 228,604,965	$ 226,948,517

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company in order to support the acquisition, exploration and development of mineral properties and to maintain the Company in good standing with the various regulatory authorities. The Company has no debt and is not subject to externally imposed capital requirements.

The properties in which the Company currently has an interests are in the exploration and development stage, as such, the Company does not currently generate revenue. The Company’s historical sources of capital have consisted of the sale of equity securities and interest income. In order for the Company to carry out planned exploration and development and pay for administrative costs, the Company will spend its working capital and raise additional amounts externally as needed.

The Company has policies and procedures in place for employee and officer expenditure authorization limits and capital expenditure authorization. Capital expenditures of $1,500,000 or more require approval by the Board of Directors. Management reviews its capital management approach on an ongoing basis and believes this approach is reasonable.

During the year ended December 31, 2013, the Company entered into a DSFA as disclosed in note 8.

There were no changes in the Company’s management of capital during the year ended December 31, 2013.

ASANKO GOLD INC.

Notes to Consolidated Financial Statements

Year ended December 31, 2013 and nine months ended December 31, 2012

Expressed in United States Dollars

22.

Income taxes

(a) Tax losses

The Company has accumulated foreign resource deductions totaling $96,208,112 at December 31, 2013 (December 31, 2012 - $77,643,255) and non-capital losses of approximately $26,714,890 at December 31, 2013 (December 31, 2012 - $30,297,726) in Canada and $8,672,621 at December 31, 2013 (December 31, 2012 - $7,154,625) in Ghana for income tax purposes, which may be carried forward to reduce taxable income of future years.  The non-capital losses expire as follows:

	Ghana	Canada	Total

2014	$ 728,279	$ -	$ 728,279
2015	2,567,303	-	2,567,303
2016	1,082,887	-	1,082,887
2017	1,789,167	-	1,789,167
2017	1,192,378	-	1,192,378
2018	1,312,607	-	1,312,607
2025	-	214,736	214,736
2026	-	1,322,668	1,322,668
2027	-	2,040,640	2,040,640
2028	-	2,366,963	2,366,963
2029	-	4,117,172	4,117,172
2030	-	7,111,443	7,111,443
2031	-	2,669,743	2,669,743
2032		6,871,525	6,871,525

	$ 8,672,621	$ 26,714,890	$ 35,387,511

(b) Income tax recovery provision

A reconciliation of the income tax provision computed at statutory rates to the reported income tax provision is:

	Year ended December 31, 2013	Nine months ended December 31, 2012

Average statutory tax rate	25.75%	25%

Loss before income taxes	$ (1,692,203)	$ (13,546,202)

Expected income tax recovery	(430,586)	(3,386,551)
Increase (decrease) in income tax recovery resulting from:
Mineral exploration costs not deductible for tax	68,193	122,635
Stock based compensation	472,385	1,070,148
Other permanent differences	(3,080,694)	296,588
True-up prior year balances	(1,142,335)	-
Effect of increase in statutory rate	(294,683)	-
Effect of differences in tax rate in foreign jurisdictions	(247,729)	(284,015)
Expiry of loss carryforwards	187,532	158,062
Share issuance costs	-	(34,009)
Foreign exchange	3,361,873	(93,170)
Increase in unrecognized tax assets	1,106,044	2,150,312

Income tax recovery	$ -	$ -

ASANKO GOLD INC.

Notes to Consolidated Financial Statements

Year ended December 31, 2013 and nine months ended December 31, 2012

Expressed in United States Dollars

22.

Income taxes (continued)

(c)

Deferred tax assets and liabilities

	December 31, 2012	Net income/loss	Equity	December 31, 2013
Property and equipment	$ (488,920)	$ (237,133)	$ -	$ (726,053)
Share issuance costs	1,229,681	-	(711,065)	518,616
Investment in associate	457,947	153,392	-	611,339
Mineral interests	15,638,328	2,309,746	-	17,948,074
Unrealized foreign exchange	410,626	(311,633)	-	98,993
Non-capital losses carried forward	10,078,550	(97,261)	-	9,981,289
	27,326,212	1,817,111	(711,065)	28,432,258

Unrecognized deferred tax asset	$ (27,326,212)	$ (1,817,111)	$ 711,065	$ (28,432,258)
Deferred tax assets	$ -	$ -	$ -	$ -
Deferred tax liabilities	$ -	$ -	$ -	$ -
Net deferred tax balance	$ -	$ -	$ -	$ -

	March 31, 2012	Net income/loss	Equity	December 31, 2012
Property and equipment	$ (491,477)	$ 2,557	$ -	$ (488,920)
Share issuance costs	1,877,814	-	(648,133)	1,229,681
Investment in associate	454,029	3,918	-	457,947
Mineral interests	15,089,349	548,979	-	15,638,328
Unrealized foreign exchange	256,767	153,859	-	410,626
Non-capital losses carried forward	7,989,418	2,089,132	-	10,078,550
	25,175,900	2,798,445	(648,133)	27,326,212

Unrecognized deferred tax asset	$ (25,175,900)	$ (2,798,445)	$ 648,133	$ (27,326,212)
Deferred tax assets	$ -	$ -	$ -	$ -
Deferred tax liabilities	$ -	$ -	$ -	$ -
Net deferred tax balance	$ -	$ -	$ -	$ -

The Company is not recording deferred tax assets as it was determined that under current conditions it is not more likely-than-not that these future tax benefits in Canada and Ghana will be realized.

ASANKO GOLD INC.

Notes to Consolidated Financial Statements

Year ended December 31, 2013 and nine months ended December 31, 2012

Expressed in United States Dollars

23.

 Subsequent events

(a)

On February 6, 2014, the Company acquired all of the issued and outstanding shares of PMI as disclosed in note 5.

(b)

On February 10, 2014 the Company granted 4,701,000 share-based options to directors, officers and employees at an exercise price of C$2.12 expiring on February 10, 2019.